FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Final Voting Statement – Detailed Version

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) discloses to its shareholders and the market in general, according to article 48, §6th, comma II, of CVM Resolution No. 81/22 the final voting statement – detailed version (Single Annex) of the Extraordinary General Shareholders’ Meeting held on January 22, 2024.

São Paulo, January 23, 2024.

Rafael Sirotsky Russowsky

Vice President of Finance and Investor Relations Officer of GPA

Single Annex

Final Voting Statement – Detailed Version

Extraordinary General Shareholders’ Meeting (“ESM”)" – 01/22/2024 at 11:00 am

CNPJ/CPF	Ações	1[1]	2[2]	3[3]	4[4]
57104	99.619.228	APPROVE	APPROVE	APPROVE	APPROVE
49485	980.695	APPROVE	APPROVE	APPROVE	APPROVE
12972	581.601	APPROVE	APPROVE	APPROVE	APPROVE
10205	433	APPROVE	APPROVE	APPROVE	APPROVE
59874	88.700	REJECT	APPROVE	APPROVE	APPROVE
45919	178.243	REJECT	APPROVE	APPROVE	APPROVE
23041	15.134	REJECT	APPROVE	APPROVE	APPROVE
23442	38.795	APPROVE	APPROVE	APPROVE	APPROVE
26611	3.107	APPROVE	APPROVE	APPROVE	APPROVE
19194	21.490	APPROVE	APPROVE	APPROVE	APPROVE
28723	500	APPROVE	APPROVE	APPROVE	APPROVE
23847	229.350	APPROVE	APPROVE	APPROVE	APPROVE
22847	433.924	APPROVE	APPROVE	APPROVE	APPROVE
38756	108.800	APPROVE	APPROVE	APPROVE	APPROVE
58389	43.800	APPROVE	APPROVE	APPROVE	APPROVE
74963	1.194.354	APPROVE	APPROVE	APPROVE	APPROVE
29571	27.200	APPROVE	APPROVE	APPROVE	APPROVE
58399	4.500	APPROVE	APPROVE	APPROVE	APPROVE
72087	47.112	APPROVE	APPROVE	APPROVE	APPROVE
18550	11.200	APPROVE	APPROVE	APPROVE	APPROVE
19176	262.150	APPROVE	APPROVE	APPROVE	APPROVE
39511	150.000	REJECT	REJECT	REJECT	REJECT
76337	2.010.000	REJECT	ABSTAIN	ABSTAIN	ABSTAIN
15486	291.100	ABSTAIN	APPROVE	APPROVE	APPROVE
11561	1	APPROVE	APPROVE	APPROVE	APPROVE
67844	57.647	REJECT	APROVAR	APROVAR	REJECT
34642	100	APPROVE	APPROVE	APPROVE	APPROVE
71954	585.000	APPROVE	APPROVE	APPROVE	APPROVE
74963	94.315	APPROVE	APPROVE	APPROVE	APPROVE
11729	21.267	APPROVE	APPROVE	APPROVE	APPROVE
75069	100.917	APPROVE	APPROVE	APPROVE	APPROVE
92990	14.578.000	APPROVE	APPROVE	APPROVE	APPROVE
17911	200	APPROVE	APPROVE	APPROVE	APPROVE
87318	8.517	APPROVE	APPROVE	APPROVE	APPROVE

87318	15.747	APPROVE	APPROVE	APPROVE	APPROVE
54797	3.932	APPROVE	APPROVE	APPROVE	APPROVE
30254	1.565.200	REJECT	APPROVE	APPROVE	APPROVE
18323	121.000	REJECT	APPROVE	APPROVE	APPROVE
30254	271.300	REJECT	APPROVE	APPROVE	APPROVE
24367	1.189.240	APPROVE	APPROVE	APPROVE	APPROVE
24830	2.771.720	APPROVE	APPROVE	APPROVE	APPROVE
26206	124.900	APPROVE	APPROVE	APPROVE	APPROVE
58400	17.556	APPROVE	APPROVE	APPROVE	APPROVE
93490	126.925	APPROVE	APPROVE	APPROVE	APPROVE
71914	138.900	APPROVE	APPROVE	APPROVE	APPROVE
12068	7.514.600	APPROVE	APPROVE	APPROVE	APPROVE
11410	308.700	APPROVE	APPROVE	APPROVE	APPROVE
47705	600	APPROVE	APPROVE	APPROVE	APPROVE
41199	200	APPROVE	APPROVE	APPROVE	APPROVE
37113	13.500	APPROVE	APPROVE	APPROVE	APPROVE
26311	2.100	APPROVE	APPROVE	APPROVE	APPROVE
95596	63.121	APPROVE	APPROVE	APPROVE	APPROVE
21407	110.025	APPROVE	APPROVE	APPROVE	APPROVE
11184	963	APPROVE	APPROVE	APPROVE	APPROVE
12984	2.822	APPROVE	APPROVE	APPROVE	APPROVE
34803	86.693	APPROVE	APPROVE	APPROVE	APPROVE
70965	2.915	APPROVE	APPROVE	APPROVE	APPROVE
60699	4.292	APPROVE	APPROVE	APPROVE	APPROVE
76866	734	APPROVE	APPROVE	APPROVE	APPROVE
18138	12.187	APPROVE	APPROVE	APPROVE	APPROVE
19388	32.872	APPROVE	APPROVE	APPROVE	APPROVE
33700	38.515	APPROVE	APPROVE	APPROVE	APPROVE
10263	22.063	APPROVE	APPROVE	APPROVE	APPROVE
47518	13.100	APPROVE	APPROVE	APPROVE	APPROVE
30419	41.149	APPROVE	APPROVE	APPROVE	APPROVE
10266	1.000	APPROVE	APPROVE	APPROVE	APPROVE
55011	11.892.058	APPROVE
55011	205.378	REJECT
55011	54.679	ABSTAIN
55011	12.012.683		APPROVE
55011	47.616		REJECT
55011	91.816		ABSTAIN
55011	11.951.714			APPROVE
55011	142.626			REJECT

55011	57.775	ABSTAIN
55011	12.035.990		APPROVE
55011	40.671		REJECT
55011	75.454		ABSTAIN

1 Increase of the limit of the Company's authorized capital, with the consequent change in the wording of Article 5 of the Company's Bylaws.

2 Amendment of paragraph 1st of Article 2nd of the Company's Bylaws, in order to include activity carried out by the Company within the scope of its corporate purpose.

3 Change in the number of Co-Vice-Presidents and the competence to appoint the Chairman and Vice-Chairman of the Board of Directors, with the consequent exclusion of item “iii” of Article 8th of the Bylaws and change in the wording (i) of the caput of Articles 8th, 13 and 15; (ii) of paragraphs 2nd, 3rd and 4th of Article 13, and (iii) of paragraph 1st of Article 14 of the Company’s Bylaws.

4 Consolidation of the Company's Bylaws to reflect the changes proposed above.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 23, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.